Exhibit 99.1

LELIO GAVAZZA APPOINTED CEO OF TOM FORD FASHION

July 18, 2023 – MILAN – Ermenegildo Zegna N.V. (NYSE: ZGN) (“Zegna Group,” the “Group,” “Zegna,” or the “Company”), today announced the appointment of Lelio Gavazza to the newly created position of CEO, TOM FORD FASHION, effective September 18, 2023.

Gavazza will report directly to Ermenegildo “Gildo” Zegna, Chairman and CEO of Zegna Group, and he will be part of the Senior Management of the Group.

As CEO of TOM FORD FASHION, Gavazza will be responsible for the end-to-end of the TOM FORD FASHION business, from collection development to merchandising, through production as well as retail and wholesale distribution.

Gildo Zegna commented: “Lelio’s track record of strong global leadership brings outstanding luxury expertise to TOM FORD FASHION across retail management, wholesale distribution, marketing, digital and key markets, including China. I have personally known and appreciated Lelio for many years, and I’m confident that his world-class business acumen, deep international experience, and leadership skills will prove invaluable in the development of the TOM FORD FASHION business globally.”
Gavazza will work closely with Guillaume Jesel, President and CEO, TOM FORD, ensuring the alignment of fashion with the holistic luxury strategy for the brand.

“I am delighted to welcome Lelio Gavazza as CEO, TOM FORD FASHION. The Estée Lauder Companies and TOM FORD have had an exceptional and longstanding relationship with Gildo Zegna and the Zegna Group. We look forward to working closely with Gildo, Lelio, and their teams to take TOM FORD FASHION to its next level in global luxury,” said Guillaume Jesel.

Gavazza brings more than twenty years of experience in global luxury and luxury distribution to his role as CEO, TOM FORD FASHION. He joins the company from LVMH Group, where he is currently Executive Vice President, Sales & Retail at Bulgari. During his time at Bulgari, and prior to his current role, Gavazza held a series of key regional leadership roles, including Managing Director of Greater China, and Managing Director, Europe, Middle East, and Africa.

Lelio Gavazza said: “I am honored to join Zegna Group as its CEO of TOM FORD FASHION and look forward to working with Gildo Zegna and partnering with Guillaume Jesel to continue to foster the growth of TOM FORD at the pinnacle of luxury fashion.”

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About Ermenegildo Zegna Group

Founded in 1910 in Trivero, Italy, the Ermenegildo Zegna Group is a leading global luxury group listed on the New York Stock Exchange (NYSE: ZGN). The Group is the owner of the world-renowned ZEGNA and Thom Browne brands, and operates TOM FORD FASHION through a long-term license agreement with The Estée Lauder Companies Inc. The Group also manufactures and distributes the highest quality fabrics and textiles through its Luxury Textile Laboratory Platform. At the Group’s core is a uniquely vertically integrated supply chain that brings together the best of Italian fine craftsmanship. Responsibility towards people, community and the natural world has been at the heart of the Ermenegildo Zegna Group’s belief since its founding by the Zegna family over 100 years ago. Ensuring the highest quality of products without compromising the quality of life for future generations is a commitment carried from the Group’s home in Italy to its operations around the world. Today the Group operates in approximately 80 countries around the world through 500 ZEGNA and Thom Browne stores, of which 304 are directly operated by the Group as of March 31, 2023 (242 ZEGNA stores and 62 Thom Browne stores). At the end of 2022, Ermenegildo Zegna Group had more than 6,000 employees and revenues of approximately €1.5 billion.

ABOUT TOM FORD

TOM FORD IS A GLOBAL LUXURY HOUSE OFFERING EXCEPTIONAL WOMEN’S AND MEN’S FASHION, ACCESSORIES, EYEWEAR AND BEAUTY. FOUNDED IN 2005 BY TOM FORD, THE BRAND IS KNOWN FOR MODERN LUXURY GLAMOUR. IN 2023, PETER HAWKINGS WAS APPOINTED CREATIVE DIRECTOR. THE ESTÉE LAUDER COMPANIES IS THE SOLE OWNER OF TOM FORD AND HAS LONG-TERM LICENSES WITH ERMENEGILDO ZEGNA N.V. FOR TOM FORD FASHION AND MARCOLIN GROUP FOR TOM FORD EYEWEAR.

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Contacts

Investor Relations/Group Communications/Media
Francesca Di Pasquantonio/ Clementina Tito
ir@zegna.com/corporatepress@zegna.com

TOM FORD FASHION
Tomaso Galli
tomaso@jtgconsulting.Amsterdam

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